Exhibit 1.01

The Sherwin-Williams Company

Conflict Minerals Report

For Reporting Period from January 1, 2023 to December 31, 2023

This is the Conflict Minerals Report (this “Report”) of The Sherwin-Williams Company (“Sherwin-Williams”, “we”, “our”, “us”, or the “Company”) for the reporting period from January 1, 2023 to December 31, 2023 (“Reporting Period”) that is being filed as an exhibit to the Company’s Form SD in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Based on the existing guidance from the Securities and Exchange Commission (the “SEC”), this Report has not been audited, nor is an independent private sector audit required for this Report. The content on or connected to any website referred to in this Report is not incorporated by reference into this Report.

Executive Summary

Sherwin-Williams is dedicated to ethical sourcing and takes seriously the humanitarian concerns that led to the enactment of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pursuant to which the SEC adopted Rule 13p-1. During calendar year 2023, we continued to investigate the sourcing of any gold, columbite-tantalite (coltan), cassiterite, and wolframite, or their derivatives, which are currently limited to tin, tantalum and tungsten necessary to the functionality or production of our products (the “subject minerals”).

As a global manufacturer and seller of a large variety of paint, specialty coatings and related products for a broad range of customers, we analyzed our products for their potential of containing even small quantities of subject minerals that are necessary to the functionality or production of our products. Based on our analysis, we determined that paint cans, paint brushes and other associated application tools that we manufacture or contract to manufacture are in the scope of Rule 13p-1. Upon such determination, we investigated suppliers of the metal components necessary to the functionality or production of such paint cans, paint brushes and application tools. This Report focuses on the processes and the results of the investigation.

Sherwin-Williams does not directly source from mines the subject minerals that may be contained in our products. Our supply chain is large and complex and materials often pass through several commercial intermediaries before being purchased by Sherwin-Williams. More specifically, the subject minerals in their raw material form are processed by smelters or refiners (“SORs”). After the subject minerals are processed or refined, they are sent to different types of facilities where they are processed and/or manufactured into components or sub-components. Following this multi-step process, Sherwin-Williams purchases components from suppliers. As a result, we rely on the responses of our suppliers for information about the subject minerals in their products, and they, in turn, rely on their own suppliers for information.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry (RCOI)

We conducted a reasonable country of origin inquiry (“RCOI”), in good faith, relating to the subject minerals in accordance with Rule 13p-1. After identifying the suppliers as described above, we sent each of these suppliers a data inquiry in the form of an e-mail via a third-party software system. The data inquiry requested that the suppliers complete a Conflict Minerals Reporting Template (“CMRT”) revision 6.10 or higher, developed by the Responsible Minerals Initiative (“RMI”). Suppliers were provided with two options for providing the data, namely via the MS Excel-based document (the CMRT itself), or completing a response through our third-party software provider’s online platform. The CMRT included an inquiry regarding the country of origin for any subject minerals that were contained in the products we purchased from such supplier. In addition to the initial data inquiry, we followed up with e-mails and telephone calls, where needed, to obtain the necessary information from our suppliers, and in those follow up communications we further educated suppliers on Rule 13p-1 and how to accurately complete the CMRT. We received responses from 100% of the suppliers from which we requested a response.

Based on our RCOI, we have determined that our paint cans, paint brush products and other application tool products may contain subject minerals that may have originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries (collectively, the “Covered Countries”). Accordingly, we performed due diligence on the source and chain of custody of the subject minerals in those products.

Due Diligence

Design of Due Diligence

Sherwin-Williams’ due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”) and the related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

The following is a description of the due diligence measures we performed for the Reporting Period.

OECD Step 1: Establish and Maintain Strong Company Management Systems

Individuals from various groups within the Company including Purchasing, Supply Chain, Legal, Information Technology, Technical, and Regulatory collaborated to implement our supply chain due diligence. The Purchasing team led our subject minerals compliance efforts and program with guidance from Legal Vice President Deputy General Counsel.

The Purchasing team is responsible for maintaining our Conflict Minerals Policy, which is available on the Company’s website at https://suppliers.sherwin-williams.com/resources-policies/conflict-minerals-policy. The content on or connected to any website referred to in this Report is not incorporated by reference in this Report.

Our record retention policy requires us to retain relevant supplier response documentation for no less than five (5) years in accordance with the OECD Guidance.

Our grievance mechanism is our ethics hotline at www.sherwin.ethicspoint.com.

During the due diligence process, we advised suppliers who supplied us products that contained, or had the potential to contain, the subject minerals that they were covered by our Conflict Minerals Policy. Moreover, we continued our practice of strengthening supplier engagement by sending them an email after our data collection ended to thank them for their continued collaboration and provided a link to our Conflict Minerals Policy.

OECD Step 2: Identify and Assess Risks in the Supply Chain

To identify and assess the risks in our supply chain, we first reviewed the data responses provided to us by our suppliers. Then, we conducted an analysis of their declared information by using a series of logic-checks and cross-referencing supplementary, publicly available materials. Specifically, we compared the information provided by our suppliers regarding the facilities from which they may source materials to a list of facilities that RMI has determined are smelters or refiners. If an SOR listed by a supplier was determined to be a smelter or refiner, we reviewed the RMI website to determine whether the listed SOR was conformant with the Responsible Minerals Assurance Process (“RMAP”).

In instances where a supplier provided a data record that did not match the aforementioned criteria, the Company conducted additional due diligence by engaging with the supplier. As a result of that diligence, we were able to obtain clarifications as to such responses and resolve inconsistencies.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

The Company determined in good faith that some risks in our supply chain can reasonably be identified when suppliers who responded in a manner that did not meet our expectations or responses indicated potential risk with their CMRT declaration. In order to respond to any risks revealed in our supplier responses, we utilized a third-party system for surveys and data collection, as well as engaging our direct suppliers.

The Purchasing team responsible for subject minerals compiled responses from our suppliers and analyzed the due diligence results to identify further risk, and documented this information. When it was determined that further follow-up was warranted, it was accomplished through various means of communication.

OECD Step 4: Carry Out Independent Third-Party Audit of Smelters/Refiners’ Due Diligence Practices

We do not have direct relationships with SORs of the subject minerals in our products, and we did not carry out audits of these facilities. However, as a member of the RMI, Member ID# SHWI, we do support the independent third-party audits conducted for the RMAP. Moreover, we understand that RMI also actively engages alleged SORs to encourage them to participate in audits.

OECD Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report is available on our Company website at https://suppliers.sherwin-williams.com/resources-policies/conflict-minerals-policy and is filed with the SEC.

Results of Review

Our suppliers provided us with names of smelters and refiners that may have processed the subject minerals in their supply chains. We also received information as a result of our membership in RMI. Certain of our suppliers provided responses to our inquiries at a product level and provided us with a list of facilities that processed the subject minerals in our products. Based on the responses provided by our suppliers, as reviewed against the data available to us as a member of RMI, we have also concluded that some of the tin and tungsten contained in our products may have originated in the countries listed in Table 1 and Table 2, respectively, below.

Facilities used to process the subject minerals

The information that we obtained from our suppliers provided valuable insight and transparency into the SORs that process the subject minerals in our supply chain. Moreover, our data inquiry resulted in our suppliers providing a list of processing facilities that may have processed the subject minerals in our supply chain. The facilities listed in Annex I were declared by suppliers that responded to our inquiries at a product level and have been independently verified by a third-party as a smelter facility that is RMAP-conformant.

Tin Smelters:

Our suppliers have indicated that the tin in our products was processed by one or more of the seven (7) tin smelters as listed on Annex I all of which have a “Conformant” status designated by the RMI. Therefore, the tin smelters listed on Annex I have been independently audited by RMI and confirmed to be conformant with the RMAP assessment protocols.

A listing of these tin smelters is available in Annex I.

Tungsten Smelters:

We had one supplier that provided us with product that contained tungsten. That supplier indicated that the tungsten in our products was processed by only one (1) tungsten smelter. That smelter has a “Conformant” status designated by the RMI, and therefore has been independently audited by RMI and confirmed to be conformant with the RMAP assessment protocols.

The name of the identified tungsten smelter is available in Annex I.

Country of origin of the subject minerals

Based solely on the responses provided by our suppliers, and the data available to us as a RMI member, the possible countries of origin that the subject minerals may have originated from are listed in Table 1 and Table 2 for tin and tungsten, respectively.

Table 1

Potential Countries of Origin, Tin
Burundi	Myanmar
Australia	Nigeria
Bolivia	Peru
Brazil	Russia
China	Rwanda
Democratic Republic of Congo	Spain
Indonesia	Tanzania
Laos	Thailand
Malaysia	United Kingdom
Mongolia	Vietnam

Table 2

Potential Countries of Origin, Tungsten
Australia	Myanmar
Austria	Nigeria
Bolivia	Portugal
Brazil	Russia
Burundi	Rwanda
China	Spain
Democratic Republic of Congo	Tanzania
Kazakhstan	Thailand
Malaysia	Uganda
Mexico	United Kingdom
Mongolia	United States
Vietnam

Efforts to determine the mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of the subject minerals to the greatest possible specificity is to seek information from our direct suppliers about the SORs and the countries of origin of the subject minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the subject minerals. Moreover, we remained a member of the RMI, a cross-industry organization that coordinates independent third-party audits of smelters and refiners on behalf of its members. We utilized the RCOI information provided to us by the RMI in order to determine the possible country of origin of the subject minerals.

Steps Taken and Being Taken to Mitigate Risk and to Improve our Due Diligence

We remain committed to ethical and responsible sourcing of minerals and continue our collaboration with cross-industry groups, such as the RMI. Since the start of the Reporting Period, the steps that we have taken, or are taking, to mitigate the risk that subject minerals benefit armed groups and to improve our due diligence include, but are not limited to:

•

Building on prior commitments to continue our value chain engagement and due diligence efforts with other RMI members, we will continue to support the RMI Downstream Assessment Program[1] (DAP), which validates the responsible sourcing practices (via the OECD Framework) of downstream operators.

•	Continuing our on-going work with a third-party consultant to review key in-scope suppliers and consider possible additional due diligence procedures.

•	Continuing to direct suppliers to RMI resources in an effort to improve the content and quality of supplier responses.

•	Refining and improving our reporting process by documenting responsibilities and timeline for due diligence and reporting.

•	Evaluating management systems within Sherwin-Williams to further leverage the product stewardship organization and its capabilities in the subject minerals area.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve our Due Diligence” section, constitute “forward-looking statements” within the meaning of federal securities laws. These forward-looking statements are based upon management’s current expectations, predictions, estimates, assumptions and beliefs concerning future events and conditions. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “believe,” “expect,” “estimate,” “project,” “plan,” “goal,” “target,” “potential,” “intend,” “aspire,” “strive,” “may,” “will,” “should,” “could,” “would,” “seek,” or “anticipate” or the negative thereof or comparable terminology.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company’s historical results, performance and experience. These risks, uncertainties and other factors include such things as (a) the responsible sourcing of subject minerals in our supply chain by our direct and indirect suppliers, and (b) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of subject minerals contained in our supply chain, and (c) other risks, uncertainties and other factors described from time to time in the Company’s reports filed with the SEC.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

[1]	https://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/downstream-program/

Annex I:

CID	Metal	Name	Status
CID001105	Tin	Malaysia Smelting Corporation (MSC)	Conformant
CID001182	Tin	Minsur	Conformant
CID001337	Tin	Operaciones Metalurgicas S.A.	Conformant
CID001482	Tin	PT Timah Tbk Mentok	Conformant
CID001898	Tin	Thaisarco	Conformant
CID002158	Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Conformant
CID002180	Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	Conformant
CID002320	Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	Conformant

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